[LETTERHEAD OF KIRKPATRICK & LOCKHART NICHOLSON GRAHAM]

October 12, 2006

Via Edgar, Facsimile (202) 772-9210 and

Federal Express

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington D.C. 20549

Attn:	Owen Pinkerton, Esq.
Senior Counsel

Re:	Spark Networks plc
Preliminary Proxy Materials on Schedule 14A
File No. 1-32750
Filed September 25, 2006

Dear Mr. Pinkerton:

On behalf of Spark Networks plc, incorporated in England and Wales (the “Company”), we hereby transmit for filing Amendment No. 1 (“Amendment No. 1”) to Schedule 14A Preliminary Proxy Statement filed on October 12, 2006. We are also forwarding to you via Federal Express courtesy copies of this letter and Amendment No. 1 (marked to show changes from the Preliminary Proxy Statement filed on September 25, 2006 (the “Original Filing”)). We have been advised that changes in Amendment No. 1 from the Original Filing, as submitted herewith in electronic format, have been tagged.

Based upon the Staff’s review of the Original Filing, the Commission issued a comment letter dated October 6, 2006. The following consists of the Company’s response to the Staff’s comment letter. For the convenience of the Commission, the comment is repeated verbatim with the Company’s response immediately following.

1.	Comment: We note that one of the resolutions to be proposed at the annual general meeting is to reappoint Ernst & Young LLP as auditors of the company. Please expand your disclosure to provide all the information required by Item 9 of Schedule 14A.

Response: We respectfully note your comment and have revised the Original Filing such that the resolution to reappoint Ernst & Young LLP includes all disclosures required by Item 9 of Schedule 14A.

Owen Pinkerton

October 12, 2006

Please do not hesitate to contact the undersigned or Anh Q. Tran, Esq. at (310) 552-5000 with any questions.

Sincerely,

/s/ Thomas J. Poletti, Esq.
Thomas J. Poletti, Esq.

cc:	David E. Siminoff, Spark Networks plc

Joshua A. Kreinberg, Esq., Spark Networks plc

Jennifer Gowetski, Esq., SEC